Special shareholder meeting

The fund held a Special Meeting of Shareholders on October 19, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock International Core Fund and John Hancock Disciplined Value International Fund.

FOR	AGAINST	ABSTAIN
36,757,354.269	517,481.152	630,771.928

As a result of the shareholders’ approval of the proposal, the reorganization occurred as of the close of business on November 4, 2016.